Exhibit 99.1

Silicon Motion Announces Results for the Period Ended June 30, 2016

NEWS RELEASE

Financial Highlights

•	Net sales of $140.7 million (up 25% Q/Q and up 61% Y/Y)

•	Gross margin (non-GAAP1) of 48.4% (compared to 50.6% in 1Q16 and 51.0% in 2Q15)

•	Operating margin (non-GAAP) of 26.5% (compared to 26.8% in 1Q16 and 24.8% in 2Q15)

•	Diluted earnings per ADS (non-GAAP) of $0.86 (compared to $0.68 in 1Q16 and $0.51 in 2Q15)

Business Highlights

•	Highest quarterly revenue, net income (non-GAAP) and EPS (non-GAAP) in our corporate history

•	Embedded Storage product sales increased approximately 25% Q/Q and accounted for almost 80% of total revenue

•	Client SSD controller sales increased over 30% Q/Q

•	eMMC controller sales increased over 5% Q/Q

•	Specialized enterprise and industrial SSD Solutions sales increased over 50% Q/Q

•	Started initial sales of client SSD and eMMC controllers for 3D NAND to flash partners

•	Shipped over five billion NAND controllers in the past ten years

TAIPEI, Taiwan and MILPITAS, Calif., July 22, 2016 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended June 30, 2016. For the second quarter, net sales increased sequentially to $140.7 million from $112.7 million in the first quarter. Net income (non-GAAP) increased to $30.7 million or $0.86 per diluted ADS from a net income (non-GAAP) of $24.3 million or $0.68 per diluted ADS in the first quarter.

GAAP net income for the second quarter increased to $29.0 million or $0.82 per diluted ADS from a GAAP net income of $23.0 million or $0.65 per diluted ADS in the first quarter.

[1]	Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, amortization of intangibles assets, foreign exchange gain (loss), and other non-recurring items. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

Second Quarter 2016 Review

“Second quarter sales exceeded our original plan with stronger than expected demand coming from all segments of our business,” said Wallace Kou, President and CEO of Silicon Motion. “Client SSDs were by far our biggest growth driver, led by sales to our three NAND flash partners. Sales to these three customers increased over 50% sequentially. Sales of our eMMC and Shannon and Ferri specialized SSD Solutions also exceeded expectations.”

Sales

(in millions, except percentages)	2Q 2016		1Q 2016		2Q 2015
	Sales	Mix	Sales	Mix	Sales	Mix
Mobile Storage*	$129.5	92%	$104.0	92%	$70.8	81%
Q/Q	25%		19%		11%
Y/Y	83%		63%		20%

Mobile Communications**	$9.7	7%	$7.0	6%	$14.4	17%

Others	$1.5	1%	$1.7	2%	$2.0	2%

Total Revenue	$140.7	100%	$112.7	100%	$87.2	100%
Q/Q	25%		15%		8%
Y/Y	61%		40%		26%

*	Mobile Storage products include Embedded Storage products (eMMC and SSD controllers and SSD Solutions) and Expandable Storage products (SD and USB flash drive controllers)
**	Mobile Communications products include mobile TV SoCs and handset transceivers

Key Financial Results

(in millions, except percentages and per ADS amounts)	Non-GAAP			GAAP
	2Q 2016	1Q 2016	2Q 2015	2Q 2016	1Q 2016	2Q 2015
Revenue	$140.7	$112.7	$87.2	$140.7	$112.7	$87.2

Gross profit	$68.1	$57.0	$44.5	$68.1	$57.0	$44.5
Percent of revenue	48.4%	50.6%	51.0%	48.4%	50.6%	51.0%

Operating expenses	$30.9	$26.8	$22.9	$31.9	$29.3	$23.4

Operating income	$37.2	$30.2	$21.6	$36.2	$27.7	$21.1
Percent of revenue	26.5%	26.8%	24.8%	25.7%	24.6%	24.2%

Earnings per ADS (diluted)	$0.86	$0.68	$0.51	$0.82	$0.65	$0.53

Other Financial Information

(in millions)	2Q 2016	1Q 2016	2Q 2015
Cash and cash equivalents, and short-term investments	$219.1	$191.0	$201.6

Capital Expenditures	$4.9	$2.0	$2.9

Dividend payments	$5.3	$5.3	$5.1

During the second quarter, we had $4.9 million of capital expenditures, with $2.0 million spent on the purchase of additional operating facilities and $2.9 million for the routine purchase of software and design tools.

Our second quarter cash flows were as follows:

3 months ended June 30, 2016

(In $ millions)
Net income	29.0
Depreciation & amortization	2.7
Changes in operating assets and liabilities	(4.7)
Others	0.2

Net cash provided by operating activities	27.2

Acquisition of property and equipment	(4.9)
Others	0.2

Net cash used in investing activities	(4.7)

Dividend	(5.3)
Others	—

Net cash used in financing activities	(5.3)

Effects of changes in foreign currency exchange rates on cash	—

Net increase in cash and cash equivalents	17.2

Returning Value to Shareholders

On November 2, 2015, the Board of Directors of the Company declared a $0.60 per ADS annual dividend to be paid in quarterly installments of $0.15 per ADS. On May 9, 2016, the third installment was paid and we recorded $5.3 million as dividend payments to our shareholders.

Business Outlook

“We expect our strong sales momentum to continue into the third quarter,” said Wallace Kou, President and CEO of Silicon Motion. “This year, our client SSD controller sales are expected to increase by up to 150% and eMMC controller market share is expected to increase meaningfully. Our one-time SSD Solutions project in the second quarter was recently enlarged and we now expect it will expand further in the third quarter, which will temporarily decrease our overall gross margin for another quarter. This year, as a result of stronger sales, we anticipate better operating leverage and expect our operating margin to expand meaningfully.”

For the third quarter of 2016, management expects:

•	Revenue to increase 0% to 5% sequentially

•	Gross margin (non-GAAP) to be in the 46% to 48% range

•	Operating margin (non-GAAP) to be in the 26% to 28% range

For the full-year 2016, management expects:

•	Revenue to increase 44% to 46% as compared to full-year 2015

•	Gross margin (non-GAAP) to be in the 47.5% to 49.5% range

•	Operating margin (non-GAAP) to be in the 25.5% to 27.5% range

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on July 22, 2016.

Speakers

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Senior Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 4531 8340

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 4531 8340

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

–	a better understanding of how management plans and measures the Company’s underlying business; and

–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Other non-recurring items:

–	Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

–	Acquisition costs consist of direct costs of acquisitions, such as transaction fees, which vary significantly and are unique to each acquisition. The Company does not acquire businesses on a predictable cycle, so we have excluded the effect of these costs in calculating our non-GAAP operating expenses and net income.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2015 ($)	Mar. 31, 2016 ($)	Jun. 30, 2016 ($)
Net Sales	87,213	112,682	140,686
Cost of sales	42,729	55,721	72,565

Gross profit	44,484	56,961	68,121
Operating expenses
Research & development	15,893	19,198	21,234
Sales & marketing	4,183	6,215	6,351
General & administrative	3,276	3,349	3,797
Amortization of intangibles assets	—	526	526

Operating income	21,132	27,673	36,213
Non-operating income (expense)
Gain on sale of investments	1	—	1
Interest income, net	503	425	441
Foreign exchange gain (loss), net	229	60	(488)
Others, net	8	—	19

Subtotal	741	485	(27)

Income before income tax	21,873	28,158	36,186
Income tax expense	3,648	5,144	7,139

Net income	18,225	23,014	29,047

Basic earnings per ADS	$0.53	$0.66	$0.82
Diluted earnings per ADS	$0.53	$0.65	$0.82

Margin Analysis:
Gross margin	51.0%	50.6%	48.4%
Operating margin	24.2%	24.6%	25.7%
Net margin	20.9%	20.4%	20.6%

Additional Data:
Weighted avg. ADS equivalents[2]	34,431	35,014	35,273
Diluted ADS equivalents	34,654	35,412	35,476

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2015 ($)	Mar. 31, 2016 ($)	Jun. 30, 2016 ($)
GAAP net income	18,225	23, 014	29,047
Stock-based compensation:
Cost of sales	2	43	2
Research and development	176	1,174	279
Sales and marketing	78	454	159
General and administrative	24	334	33

Total stock-based compensation	280	2,005	473

Non-recurring items:
Litigation expenses	44	30	8
Acquisition costs	192	—	—
Amortization of intangibles assets	—	526	526
Foreign exchange loss (gain), net	(972)	(1,270)	650

Non-GAAP net income	17,769	24,305	30,704

Shares used in computing non-GAAP diluted earnings per ADS	34,686	35,527	35,539

Non-GAAP diluted earnings per ADS	$0.51	$0.68	$0.86

Non-GAAP gross margin	51.0%	50.6%	48.4%
Non-GAAP operating margin	24.8%	26.8%	26.5%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2015 ($)	Jun. 30, 2016 ($)
Net Sales	167,859	253,368
Cost of sales	81,452	128,286

Gross profit	86,407	125,082
Operating expenses
Research & development	32,248	40,432
Sales & marketing	8,492	12,566
General & administrative	6,716	7,146
Amortization of intangibles assets	—	1,052

Operating income	38,951	63,886

Non-operating expense (income)
Gain on sale of investments	2	1
Interest income, net	1,017	866
Foreign exchange gain (loss), net	379	(428)
Others, net	4	19

Subtotal	1,402	458

Income before income tax	40,353	64,344
Income tax expense	6,666	12,283

Net income	33,687	52,061

Basic earnings per ADS	$0.98	$1.48

Diluted earnings per ADS	$0.97	$1.47

Margin Analysis:
Gross margin	51.5%	49.4%
Operating margin	23.2%	25.2%
Net margin	20.1%	20.6%

Additional Data:
Weighted avg. ADS equivalents	34,249	35,143
Diluted ADS equivalents	34,703	35,444

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2015 ($)	Jun. 30, 2016 ($)
GAAP net income	33,687	52,061
Stock-based compensation:
Cost of sales	40	45
Research and development	1,154	1,453
Sales and marketing	341	613
General and administrative	283	367

Total stock-based compensation	1,818	2,478

Non-recurring items:
Litigation expenses	52	38
Acquisition costs	326	—
Amortization of intangibles assets	—	1,052
Foreign exchange loss (gain), net	(1,545)	(620)

Non-GAAP net income	34,338	55,009

Shares used in computing non-GAAP diluted earnings per ADS	34,752	35,533

Non-GAAP diluted earnings per ADS	$0.99	$1.55

Non-GAAP gross margin	51.5%	49.4%
Non-GAAP operating margin	24.5%	26.6%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Jun. 30, 2015 ($)	Mar. 31, 2016 ($)	Jun. 30, 2016 ($)
Cash and cash equivalents	200,910	186,189	203,420
Short-term investments	723	4,818	15,691
Accounts receivable (net)	49,992	77,277	71,931
Inventories	50,299	72,774	81,542
Refundable deposits – current	19,275	19,302	19,149
Prepaid expenses and other current assets	10,784	4,587	5,417

Total current assets	331,983	364,947	397,150
Long-term investments	133	133	133
Property and equipment (net)	36,640	49,598	48,336
Goodwill and intangible assets (net)	35,463	75,469	74,942
Other assets	5,573	4,743	8,501

Total assets	409,792	494,890	529,062

Accounts payable	26,373	46,851	48,315
Income tax payable	17,215	16,728	16,362
Accrued expenses and other current liabilities	28,479	48,240	49,359

Total current liabilities	72,067	111,819	114,036
Other liabilities	8,581	13,314	16,264

Total liabilities	80,648	125,133	130,300
Shareholders’ equity	329,144	369,757	398,762

Total liabilities & shareholders’ equity	409,792	494,890	529,062

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and solutions and have shipped over five billion NAND controllers, more than any other company in the world. Our controllers are widely used in embedded storage products such as SSDs and eMMCs which are found in smartphones, PCs and industrial and commercial applications. We also supply specialized high-performance enterprise and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected third quarter of 2016 and full year 2016 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the second quarter of 2016 and full year 2016. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; our ability to continue to successfully integrate our 2015 acquisition of Shannon Systems; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 29, 2016. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:

Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu
Project Manager
Tel: +886 2 2219 6688 x3509
Fax: +886 2 2219 6868
E-mail: sara.hsu@siliconmotion.com